EXHIBIT 12
THE GOODYEAR TIRE & RUBBER COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	9 Months
	Ended
	September
	30,	12 Months Ended December 31,
(Dollars in millions)	2006	2005	2004	2003	2002	2001
EARNINGS
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$259	$573	$373	$(642)	$51	$(302)

Add:
Amortization of previously capitalized interest	9	11	11	11	10	10
Distributed income of equity investees	5	7	3	3	2	3

Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	10	7	35

Total additions	14	18	14	24	19	48

Deduct:
Capitalized interest	5	7	7	8	7	2

Minority interest in pre-tax income of consolidated Subsidiaries with no fixed charges	7	12	11	11	7	6

Total deductions	12	19	18	19	14	8

TOTAL EARNINGS	$261	$572	$369	$(637)	$56	$(262)

FIXED CHARGES
Interest expense	$314	$411	$369	$296	$243	$298
Capitalized interest	5	7	7	8	7	2
Amortization of debt discount, premium or expense	14	27	61	44	9	6
Interest portion of rental expense (1)	75	101	91	89	76	74
Proportionate share of fixed charges of investees accounted for by the equity method	—	—	—	7	5	4

TOTAL FIXED CHARGES	$408	$546	$528	$444	$340	$384

TOTAL EARNINGS BEFORE FIXED CHARGES	$669	$1,118	$897	$(193)	$396	$122

RATIO OF EARNINGS TO FIXED CHARGES	1.64	2.05	1.70	*	1.16	**

*	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $637 million.

**	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $262 million.

(1)	Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.